Exhibit 99.5

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in this Annual Report on Form 40-F/A for the year ended December 31, 2012 of Turquoise Hill Resources Ltd. of our report dated March 25, 2013, except for the disclosure and effects of the matters described in Notes 28 and 29 (b) and the matter discussed in the third paragraph of Management’s Report on Internal Control over Financial Reporting, as to which the date is November 14, 2013, relating to the consolidated financial statements (restated) for the year ended December 31, 2012 and the effectiveness of Turquoise Hill Resources Ltd.’s internal control over financial reporting at December 31, 2012, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-160783, 333-143550, 333-135595, 333-128205 and 333-113048) of Turquoise Hill Resources Ltd. of our report dated March 25, 2013, except for the disclosure and effects of the matters described in Notes 28 and 29 (b) and the matter discussed in the third paragraph of Management’s Report on Internal Control over Financial Reporting, as to which the date is November 14, 2013 referred to above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Vancouver, Canada

November 14, 2013